Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Perpetua Resources Corp. (the "Company")

405 S. 8th Street

Boise, ID 83702

Item 2	Date of Material Change

February 16, 2021 and February 17, 2021

Item 3	News Release

News releases dated February 16, 2021 and February 17, 2021, issued and disseminated through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On February 16, 2021, the Company announced that it had changed its name from "Midas Gold Corp." to "Perpetua Resources Corp." effective February 15, 2021 and the Company's common shares had been approved for listing on the Nasdaq Stock Market ("Nasdaq").

On February 17, 2021, the Company announced that it had entered an agreement with the Nez Perce Tribe to stay the Tribe's Clean Water Act lawsuit.

Item 5.1	Full Description of Material Change

On February 16, 2021, the Company announced that it had changed its name from "Midas Gold Corp." to "Perpetua Resources Corp." effective February 15, 2021 and that the Company's common shares had been approved for listing on the Nasdaq. The Company also announced that Jessica Largent has joined the Company as Vice President of Investor Relations and Finance and Tanya Nelson (formerly the Human Resources Manager and Corporate Secretary of Midas Gold Idaho, Inc.) has been promoted to Vice President of Human Resources and Corporate Secretary of the Company.

On February 17, 2021, the Company released the following statement regarding an agreement with the Nez Perce Tribe to stay the Tribe's Clean Water Act lawsuit:

"The Nez Perce Tribe and Perpetua Resources (previously Midas Gold) have jointly moved for a 3-month stay of the Tribe's Clean Water Act lawsuit while they pursue a Court-ordered dispute resolution process. The litigation stay will allow the parties to work with a neutral judge or mediator to determine if there are grounds to work out a resolution of the lawsuit."

On February 18, 2021 the Company's common shares commenced trading under its new name and the stock symbol "PPTA" on the Toronto Stock Exchange and Nasdaq.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Contact:	Jessica Largent, Vice President Investor Relations and Finance

Email:	jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Item 9	Date of Report

February 19, 2021